## Schedule B

### BAT Directors and Officers

The name, country of citizenship and current principal occupation or employment of each of the BAT Directors and Officers are set forth below. Unless otherwise indicated in the tables below (i) each occupation set forth opposite an individual's name refers to a position with a BAT Entity and (ii) the business address of such individual is Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom.

**British American Tobacco p.l.c.**

| Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom) | Country of Citizenship | Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity) |
| --- | --- | --- |
| Luc Jobin (Chair) | Canada | Chair of BAT |
| Holly Keller Koeppel (Senior Independent Director) | U.S.A. | Non-Executive Director of BAT, Non-Executive Director of Shell plc, Non-Executive Director of Flutter Entertainment plc, and a Director of The AES Corporation and Core Natural Resources, Inc. |
| Tadeu Marroco (Chief Executive) | Brazil/United Kingdom | Chief Executive of BAT |
| Krishnan Anand (Non-Executive Director) | U.S.A. | Non-Executive Director of BAT, Director of Wingstop Inc. and Chief Executive Officer of Igniting Business Growth LLC |
| Karen Guerra (Non-Executive Director) | United Kingdom | Non-Executive Director of BAT and Independent Director of Société Bic S.A. |
| Uta Kemmerich-Keil (Non-Executive Director) | Germany | Non-Executive Director of BAT, Non-Executive Director of Beiersdorf AG, Klosterfrau Healthcare Group, and Schott AG, Director of Farco Pharma GmbH and Advisory Board Member of Röchling SE & Co KG |
| Véronique Laury (Non-Executive Director) | France | Non-Executive Director of BAT and Board member Inter IKEA Holding B.V., Eczacıbaşı Holding Company and Société Bic S.A. |
| Darrell Thomas (Non-Executive Director) | U.S.A | Non-Executive Director of BAT, Independent Director of Dorman Products Inc., Non-Executive Director of Scotia Holdings (US) Inc. and Vontier Corporation and Finance Committee member of Sojourner Family Peace Center Inc. |
| Serpil Timuray (Non-Executive Director) | Turkey/United Kingdom | Non-Executive Director of BAT, Founding Chair of Change the Face Alliance, Board member of World Economic Forum's Digital Leaders of Europe, Board member of World Turkish Business Council |
| Matthew Wright (Non-Executive Director) | United Kingdom | Non-Executive Director of BAT, Non-Executive Director of Berry Bros. & Rudd Ltd, Chairman of Cripps Leadership Advisors, and Chair Designate and Senior Advisor of Movemeon |

| BAT's Management Board | | |
| --- | --- | --- |
| Luciano Comin | Italy, Argentina | Chief Marketing Officer |
| Syed Javed Iqbal | Pakistan | Interim Chief Financial Officer and Director, Digital and Information |
| Zafar Khan | Pakistan | Director, Operations |

| Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom) | Country of Citizenship | Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity) |
| --- | --- | --- |
| Tadeu Marroco | Brazil/United Kingdom | Chief Executive |
| Johan Vandermeulen | Belgium | Chief Operating Officer |
| Kingsley Wheaton | United Kingdom | Chief Corporate Officer |
| Andrew James Barrett | United Kingdom | Director, Business Development |
| Dr Cora Koppe-Stahrenberg | Germany | Chief People Officer |
| Paul McCrory | United Kingdom | Director, Legal and General Counsel |
| Frederico Monteiro | Brazil | Regional Director, Americas & Europe |
| Dr James Murphy | Ireland | Director, Research & Science |
| David Waterfield | United Kingdom | President & CEO, Reynolds American Inc. |
| Pascale Meulemeester | Belgium | Regional Director, Asia-Pacific, Middle East and Africa |

## British American Tobacco (1998) Limited

| Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom) | Country of Citizenship | Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity) |
| --- | --- | --- |
| Paul McCrory | United Kingdom | Director, Legal and General Counsel |
| Neil Arthur Wadey | United Kingdom | Group Head of Finance |
| Kingsley Wheaton | United Kingdom | Chief Corporate Officer |

## British American Tobacco (2012) Limited

| Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom) | Country of Citizenship | Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity) |
| --- | --- | --- |
| David Booth | United Kingdom | Group Chief Accountant |
| Ruth Wilson | United Kingdom | Head of Group Corporate Governance |
| Ridirectors Limited (Globe House, 1 Water Street, London, England, WC2R 3LA) | Incorporated in the United Kingdom | Corporate director (non-trading company) |
| Kirsty White | United Kingdom | Head of Tax Technology & UK Tax |

**British American Tobacco (2009) Limited**

| Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom) | Country of Citizenship | Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity) |
| --- | --- | --- |
| David Booth | United Kingdom | Group Chief Accountant |
| Ruth Wilson | United Kingdom | Head of Group Corporate Governance |
| Justin James Smith | United Kingdom | Head of Corporate Treasury |
| Ridirectors Limited (Globe House, 1 Water Street, London, England, WC2R 3LA) | Incorporated in the United Kingdom | Corporate director (non-trading company) |
| Kirsty White | United Kingdom | Head of Tax Technology & UK Tax |

**Weston (2009) Limited**

| Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom) | Country of Citizenship | Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity) |
| --- | --- | --- |
| Paul McCrory | United Kingdom | Director, Legal and General Counsel |
| Neil Wadey | United Kingdom | Group Head of Finance |
| John Fry | United Kingdom | Group Head of Corporate Tax |

**B.A.T. Industries p.l.c.**

| Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom) | Country of Citizenship | Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity) |
| --- | --- | --- |
| Caroline Ferland | Canada | Group Company Secretary |
| Neil Wadey | United Kingdom | Group Head of Finance |
| John Fry | United Kingdom | Group Head of Corporate Tax |
| Daniel Wong | United Kingdom | Group Head of Treasury |

## British-American Tobacco (Holdings) Limited

| Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom) | Country of Citizenship | Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity) |
|---|---|---|
| Luciano Comin | Italy, Argentina | Chief Marketing Officer |
| Syed Javed Iqbal | Pakistan | Interim Chief Financial Officer and Director, Digital and Information |
| Zafar Khan | Pakistan | Director, Operations |
| Tadeu Marroco | Brazil/United Kingdom | Chief Executive |
| Johan Vandermeulen | Belgium | Chief Operating Officer |
| Kingsley Wheaton | United Kingdom | Chief Corporate Officer |
| Andrew James Barrett | United Kingdom | Director, Business Development |
| Dr Cora Koppe-Stahrenberg | Germany | Chief People Officer |
| Paul McCrory | United Kingdom | Director, Legal and General Counsel |
| Frederico Monteiro | Brazil | Regional Director, Americas & Europe |
| Dr James Murphy | Ireland | Director, Research & Science |
| David Waterfield | United Kingdom | President & CEO, Reynolds American Inc. |
| Pascale Meulemeester | Belgium | Regional Director, Asia-Pacific, Middle East and Africa |

## Louisville Securities Limited

| Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom) | Country of Citizenship | Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity) |
|---|---|---|
| John Fry | United Kingdom | Group Head of Corporate Tax |
| Ruth Wilson | United Kingdom | Head of Group Corporate Governance |
| Ridirectors Limited (Globe House, 1 Water Street, London, England, WC2R 3LA) | Incorporated in the United Kingdom | Corporate director (non-trading company) |
| Daniel Wong | United Kingdom | Group Head of Treasury |
| Kirsty White | United Kingdom | Head of Tax Technology & UK Tax |

**BATUS Holdings Inc.**

| Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom) | Country of Citizenship | Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity) |
|---|---|---|
| Alden H. Smith (Director)<br>401 North Main Street,<br>Winston-Salem, NC 27101 | U.S.A. | Managing Counsel – Corporate of RAI Services Company, whose principal business address is 401 North Main Street, Winston-Salem, NC 27101 |
| Timothy N. Derr (Secretary and Director)<br>4250 Lancaster Pike, Suite 302,<br>Wilmington, DE 19805 | U.S.A. | Transaction Manager of Corporation Service Company, whose business address is 4250 Lancaster Pike, Suite 302, Wilmington, DE 19805, and whose principal business is the provision of corporate and administrative services |
| Anthony B. Petitt (President and Director)<br>401 North Main Street,<br>Winston-Salem, NC 27101 | U.S.A. | Senior Vice President – Controller Finance & Accounting and Treasurer of RAI Services Company, whose principal business address is 401 North Main Street, Winston-Salem, NC 27101 |
| Craig Harris (Vice President and Director) | United Kingdom | Assistant General Counsel – Corporate & Commercial Legal |
| David Booth (Vice President and Director) | United Kingdom | Group Chief Accountant |
| Javier F. Suarez (Vice President – Tax)<br>401 North Main Street,<br>Winston-Salem, NC 27101 | U.S.A. | Vice President – Tax of RAI Services Company, whose principal business address is 401 North Main Street, Winston-Salem, NC 27101 |
| Steven W. Coppock (Treasurer)<br>Little Falls Centre Two,<br>2751 Centerville Road, Suite 300,<br>Wilmington, DE 19808 | U.S.A. | Accounting Manager of Gunnip & Company LLP, whose business address is Little Falls Centre Two, 2751 Centerville Road, Suite 300, Wilmington, DE 19808, and whose principal business is the provision of accounting and corporate consulting services |
| Patrick Z. Messick (Assistant Secretary)<br>401 North Main Street,<br>Winston-Salem, NC 27101 | U.S.A. | Senior Director – Income Tax of RAI Services Company, whose principal business address is 401 North Main Street, Winston-Salem, NC 27101 |

**BT DE Investments Inc.**

| Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom) | Country of Citizenship | Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity) |
|---|---|---|
| Adin Trbonja (Director)<br>401 North Main Street,<br>Winston-Salem, NC 27101 | U.S.A. | Senior Vice President & Deputy General Counsel of RAI Services Company, whose principal business address is 401 North Main Street, Winston-Salem, NC 27101 |
| Andrew James Barrett (Director) | United Kingdom | Director, Business Development |
| Neil Arthur Wadey (Director) | United Kingdom | Group Head of Treasury |
| Elaine Round (Director)<br>401 North Main Street,<br>Winston-Salem, NC 27101 | U.S.A. | Senior Vice President – Scientific & Regulatory Affairs of RAI Services Company, whose principal business address is 401 North Main Street, Winston-Salem, NC 27101 |
| Anthony B. Petitt (Vice President & Assistant Treasurer and Director) | U.S.A. | Senior Vice President – Controller Finance & Accounting and Treasurer of RAI Services Company, |

| Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom) | Country of Citizenship | Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity) |
|---|---|---|
| 401 North Main Street, Winston-Salem, NC 27101 | | whose principal business address is 401 North Main Street, Winston-Salem, NC 27101 |
| Natalie Bucceri (President) | United Kingdom | Category Head, Cannabis |
| Annie Goman (Vice President) | United Kingdom | Managing Director, Btomorrow Ventures |
| Chris Voelker (General Counsel) | United Kingdom | Head of Legal, Beyond Nicotine |
| Juan Palacios (Vice President) 401 North Main Street, Winston-Salem, NC 27101 | U.S.A. | Senior Vice President – Business Development of RAI Services Company, whose principal business address is 401 North Main Street, Winston-Salem, NC 27101 |
| William J. Conlin IV (Secretary) 401 North Main Street, Winston-Salem, NC 27101 | U.S.A. | Senior Counsel – Commercial/Corporate of RAI Services Company, whose principal business address is 401 North Main Street, Winston-Salem, NC 27101 |
| Jonathan Sharp (Treasurer) 401 North Main Street, Winston-Salem, NC 27101 | U.S.A. | Director – Finance of RAI Services Company, whose principal business address is 401 North Main Street, Winston-Salem, NC 27101 |
| Patrick Z. Messick (Assistant Secretary) 401 North Main Street, Winston-Salem, NC 27101 | U.S.A. | Senior Director – Income Tax of RAI Services Company, whose principal business address is 401 North Main Street, Winston-Salem, NC 27101 |
| Javier F. Suarez (Assistant Secretary) 401 North Main Street, Winston-Salem, NC 27101 | U.S.A. | Vice President – Tax of RAI Services Company, whose principal business address is 401 North Main Street, Winston-Salem, NC 27101 |
| Alden H. Smith (Assistant Secretary) 401 North Main Street, Winston-Salem, NC 27101 | U.S.A. | Managing Counsel – Corporate of RAI Services Company, whose principal business address is 401 North Main Street, Winston-Salem, NC 27101 |